SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

DGSE COMPANIES, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

395304 10 8

(CUSIP Number)

Carl D. Gum, III

General Counsel

NTR Metals, LLC

10720 Composite Drive

Dallas, TX 75220

(469) 522-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

SCHEDULE 13D

CUSIP No.395304108	Page 2 of 8 Pages

(1)	Name of reporting person NTR Metals, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 11,553,256*
	(8)	Shared voting power 0*
	(9)	Sole dispositive power 9,925,242*
	(10)	Shared dispositive power 0*
(11)	Aggregate amount beneficially owned by each reporting person 11,553,256*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 61.5%
(14)	Type of reporting person (see instructions) CO

*	Pursuant to certain agreements between NTR Metals, LLC and both Dr. L.S. Smith (“Dr. Smith”) and the Issuer, the Reporting Person may be deemed to be the beneficial owner of 11,553,256 common shares. See Item 5 for additional information. Percentage of class is based on the 12,151,343 common shares reported as outstanding at November 14, 2011 on the Schedule 13D/A, filed by Dr. L.S. Smith on November 15, 2011.

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 3 of 8 Pages

Item 1. Security and Issuer.

This Amendment No. 8 to the Statement on Schedule 13D amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 1, 2010, which relates to the common stock, $0.01 par value per share (the “Common Shares”), of DGSE Companies, Inc., a Nevada corporation (the “Issuer”), as amended by Amendment No. 1 to the Statement on Schedule 13D filed on April 18, 2011, Amendment No. 2 to the Statement on Schedule 13D filed on June 14, 2011, Amendment No. 3 to the Statement on Schedule 13D filed on August 4, 2011, Amendment No. 4 to the Statement on Schedule 13D filed on August 16, 2011, Amendment No. 5 to the Statement on Schedule 13D filed on September 19, 2011, Amendment No. 6 to the Statement on Schedule 13D filed on October 31, 2011 and Amendment No. 7 to the Statement on Schedule 13D filed on February 14, 2012. The principal executive offices of the Issuer are located at 11311 Reeder Road, Dallas, Texas 75229.

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

No material change.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following text to the end of the fourth paragraph:

As a result of the exercise of the Option Contract, third-party proxies granting Dr. Smith voting power over 556,976 Common Shares terminated.

Item 4 is hereby amended to add the following paragraph immediately after the fourth paragraph:

On September 9, 2011, the Reporting Person entered into a Stock Agreement (the “Stock Agreement”) with James J. Vierling (“Vierling”) under which the Reporting Person agreed, upon Vierling’s request prior to December 31, 2012 (the “Termination Date”), to transfer to Vierling 375,000 Common Shares owned by the Reporting Person to Vierling in exchange for the assignment and transfer by Vierling to the Reporting Person of 147,000 Common Shares and certain stock options owned by Vierling. On October 31, 2012, the Reporting Person and Vierling entered into an agreement (the “Extension Agreement”) to extend the Termination Date to March 31, 2012; provided, however that, if Vierling exercises his rights under the Stock Agreement and such exercise would result in the Reporting Person being subject to short-swing profit liability, the Reporting Person will have the ability to defer such exercise and extend the exercise period for six months (but not beyond March 31, 2014). The Stock Agreement and the Extension Agreement are incorporated herein by reference and are exhibits to this Statement. Any descriptions in this Statement of the Stock Agreement and the Extension Agreement are qualified in their entirety by reference to the actual text of such document.

Excluding the above amendments, the tenth paragraph of Item 4 is hereby amended and restated in its entirety to read as follows:

Following the Initial Investment, the Reporting Person has purchased, and may continue to purchase, Common Shares in the open market at market prices for the purpose of making additional investments in the Issuer. The Reporting Person intends to continuously review its investment in the Issuer, including possible additional acquisitions of Common Shares, and may in the future change its present course of action. The Reporting Person, from time to time, engages in commercial transactions with the Issuer in the regular course of business. Following the completion of the transactions described herein, the Reporting Person expects to continue to engage in such commercial transactions. The Reporting Person is currently evaluating the identification and nomination of qualified, independent individuals to serve on the Issuer’s board of directors. The Reporting Person and the Issuer may also engage in more significant transactions that may not be in either party’s regular course of business.

Item 5. Interest in Securities of the Issuer.

No material change.

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 4 of 8 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety to read as follows:

See Item 4 for a description of the Partial Assignment Agreement, the Closing Agreement, the NTR Irrevocable Proxy, the Lock-Up Agreement, the Option Contract, the Escrow Agreement, the Agreement to Exercise Rights, the Agreement to Execute Smith Irrevocable Proxy, the Smith Irrevocable Proxy, the Merger Agreement, the Securities Purchase Agreement, the Merger Registration Rights Agreement, the Purchase Registration Rights Agreement, the Merger Lock-Up Agreement, the Merger Escrow Agreement, the Debt Cancellation Agreement, the Option Grant Agreement, the Debt Forgiveness Letter Agreement, the Exercise Agreement, as amended, the Escrow Agreement, as amended, the Stock Agreement and the Extension Agreement.

Item 7. Materials to be Filed as Exhibits.

Item 7 is amended and restated in its entirety to read as follows:

99.1	Partial Assignment Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.2	Closing Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC, Dr. L.S. Smith and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.3	NTR Irrevocable Proxy To Vote Shares In DGSE Companies, Inc., dated as of May 25, 2010, executed by NTR Metals, LLC in favor of Dr. L.S. Smith (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.4	Lock-Up Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.5	Option Contract, dated as of May 25, 2010, by and between NTR Metals, LLC and Dr. L S. Smith (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.6	Agreement to Execute Smith Irrevocable Proxy, dated as of May 25, 2010, executed by Dr. L.S. Smith in favor of NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.7	Option Exercise Agreement, dated as of June 10, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 14, 2011)

99.8	Escrow Agreement, dated as of June 10, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 14, 2011)

99.9	Letter Agreement, dated as of July 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on August 4, 2011)

99.10	Letter Agreement, dated as of July 20, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on August 4, 2011)

99.11	Letter Agreement, dated as of August 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on August 16, 2011)

99.12	Letter Agreement, dated as of August 15, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on August 16, 2011)

99.13	Securities Purchase Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.14	Form of Registration Rights Agreement for Securities Purchase Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 5 of 8 Pages

99.15	Agreement and Plan of Merger, dated as of September 12, 2011, by and between DGSE Companies, Inc., SBT, Inc., Southern Bullion Trading, LLC, NTR Metals, LLC and members of Southern Bullion Trading, LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.16	Form of Registration Rights Agreement for Merger Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.17	Form of Lock-Up Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and Landmark Metals, LLC, a wholly owned subsidiary of the Reporting Person (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.18	Form of Escrow Agreement, dated as of September 12, 2011, by and among DGSE Companies, Inc., NTR Metals, LLC, and Compass Bank (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.19	Letter Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on September 19, 2011)

99.20	Letter Agreement, dated as of September 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on September 19, 2011)

99.21	Letter Agreement, dated as of September 15, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on September 19, 2011)

99.22	Form of Debt Cancellation Agreement, dated as of October 25, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 28, 2011, and incorporated herein by reference)

99.23	Form of Option Grant Agreement, dated as of October 25, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 28, 2011, and incorporated herein by reference)

99.24*	Stock Agreement, dated as of September 9, 2011, by and between NTR Metals, LLC and James J. Vierling

99.25*	Amendment to Stock Agreement, dated as of October 31, 2012, by and between NTR Metals, LLC and James J. Vierling

*	Filed herewith.

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2012

NTR METALS, LLC

By:	/s/ Carl D. Gum, III

Name: Title:	Carl D. Gum, III General Counsel

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 7 of 8 Pages

EXHIBIT INDEX

Exhibit No.	Exhibit Description
99.1	Partial Assignment Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.2	Closing Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC, Dr. L.S. Smith and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.3	NTR Irrevocable Proxy To Vote Shares In DGSE Companies, Inc., dated as of May 25, 2010, executed by NTR Metals, LLC in favor of Dr. L.S. Smith (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.4	Lock-Up Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.5	Option Contract, dated as of May 25, 2010, by and between NTR Metals, LLC and Dr. L S. Smith (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.6	Agreement to Execute Smith Irrevocable Proxy, dated as of May 25, 2010, executed by Dr. L.S. Smith in favor of NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.7.	Option Exercise Agreement, dated as of June 10, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 14, 2011)

99.8.	Escrow Agreement, dated as of June 10, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 14, 2011)

99.9	Letter Agreement, dated as of July 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on August 4, 2011)

99.10	Letter Agreement, dated as of July 20, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on August 4, 2011)

99.11	Letter Agreement, dated as of August 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on August 16, 2011)

99.12	Letter Agreement, dated as of August 15, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on August 16, 2011)

99.13	Securities Purchase Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.14	Form of Registration Rights Agreement for Securities Purchase Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.15	Agreement and Plan of Merger, dated as of September 12, 2011, by and between DGSE Companies, Inc., SBT, Inc., Southern Bullion Trading, LLC, NTR Metals, LLC and members of Southern Bullion Trading, LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.16	Form of Registration Rights Agreement for Merger Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 8 of 8 Pages

Exhibit No.	Exhibit Description
99.17	Form of Lock-Up Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and Landmark Metals, LLC, a wholly owned subsidiary of the Reporting Person (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.18	Form of Escrow Agreement, dated as of September 12, 2011, by and among DGSE Companies, Inc., NTR Metals, LLC, and Compass Bank (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed by the Issuer on September 16, 2011, and incorporated herein by reference)

99.19	Letter Agreement, dated as of September 12, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on September 19, 2011)

99.20	Letter Agreement, dated as of September 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on September 19, 2011)

99.21	Letter Agreement, dated as of September 15, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on September 19, 2011)

99.22	Form of Debt Cancellation Agreement, dated as of October 25, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 28, 2011, and incorporated herein by reference)

99.23	Form of Option Grant Agreement, dated as of October 25, 2011, by and between DGSE Companies, Inc. and NTR Metals, LLC (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 28, 2011, and incorporated herein by reference)

99.24*	Stock Agreement, dated as of September 9, 2011, by and between NTR Metals, LLC and James J. Vierling

99.25*	Amendment to Stock Agreement, dated as of October 31, 2012, by and between NTR Metals, LLC and James J. Vierling

*	Filed herewith.